Exhibit 99.1

KANZHUN LIMITED Announces Third Quarter 2024 Financial Results

BEIJING, December 11, 2024 – KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ; HKEX: 2076), a leading online recruitment platform in China, today announced its unaudited financial results for the quarter ended September 30, 2024.

Third Quarter 2024 Highlights

•	Total paid enterprise customers[1] in the twelve months ended September 30, 2024 were 6.0 million, an increase of 22.4% from 4.9 million in the twelve months ended September 30, 2023.

•	Average monthly active users (MAU)[2] for the third quarter of 2024 were 58.0 million, an increase of 30.0% from 44.6 million for the same quarter of 2023.

•	Revenues for the third quarter of 2024 were RMB1,911.6 million (US$272.4 million), an increase of 19.0% from RMB1,606.6 million for the same quarter of 2023.

•	Income from operations for the third quarter of 2024 was RMB330.2 million (US$47.1 million), an increase of 26.5% from RMB261.0 million for the same quarter of 2023. Adjusted income from operations[3] for the third quarter of 2024 was RMB605.3 million (US$86.2 million), an increase of 10.2% from RMB549.4 million for the same quarter of 2023.

•	Net income for the third quarter of 2024 was RMB463.8 million (US$66.1 million), an increase of 8.9% from RMB425.7 million for the same quarter of 2023. Adjusted net income[3] for the third quarter of 2024 was RMB738.9 million (US$105.3 million), an increase of 3.5% from RMB714.1 million for the same quarter of 2023.

Mr. Jonathan Peng Zhao, Founder, Chairman and Chief Executive Officer of the Company, remarked, “While the overall recruitment market environment remained challenging in the third quarter, our strategical emphasis on key growth engines continue to yield positive results. Robust user growth, solid enterprise retention and stable ARPPU (average revenue per paying enterprise user), all attest the resilience of our business model in the face of headwinds and the sustainability of our monetization approach. Our unwavering commitment to shareholder returns, coupled with ongoing share repurchase efforts, underscores the management’s resolute confidence in the Company’s long-term growth trajectory.”

Mr. Phil Yu Zhang, Chief Financial Officer of the Company, elaborated, “We delivered solid sets of financial results in the third quarter with revenues up by 19.0% year-on-year and net income hitting quarterly record high. Our cost structure remained stable, meanwhile achieved a robust 30.0% year-on-year MAU growth, showcasing improved marketing efficiency. As we continue to focus on sustainable cost control, the strong operating leverage inherent in our business model will further enhance our profitability in the coming quarters.”

[1]	Paid enterprise customers are defined as enterprise users and company accounts from which we recognize revenues for our online recruitment services.
[2]	Monthly active users refer to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our mobile application in a given month at least once.
[3]	It is a non-GAAP financial measure, excluding the impact of share-based compensation expenses. For more information about the non-GAAP financial measures, please see the section of “Non-GAAP Financial Measures.”

Third Quarter 2024 Financial Results

Revenues

Revenues were RMB1,911.6 million (US$272.4 million) for the third quarter of 2024, representing an increase of 19.0% from RMB1,606.6 million for the same quarter of 2023.

•	Revenues from online recruitment services to enterprise customers were RMB1,889.1 million (US$269.2 million) for the third quarter of 2024, representing an increase of 18.7% from RMB1,591.5 million for the same quarter of 2023. This increase was mainly driven by the paid enterprise user growth.

•	Revenues from other services, which mainly comprise paid value-added services offered to job seekers, were RMB22.5 million (US$3.2 million) for the third quarter of 2024, representing an increase of 49.0% from RMB15.1 million for the same quarter of 2023, mainly benefiting from expanded user base.

Operating cost and expenses

Total operating cost and expenses were RMB1,586.9 million (US$226.1 million) for the third quarter of 2024, representing an increase of 16.8% from RMB1,358.7 million for the same quarter of 2023. Total share-based compensation expenses were RMB275.1 million (US$39.2 million) for the third quarter of 2024, representing a decrease of 4.6% from RMB288.4 million for the same quarter of 2023.

•	Cost of revenues was RMB314.0 million (US$44.7 million) for the third quarter of 2024, representing an increase of 17.4% from RMB267.5 million for the same quarter of 2023, primarily due to increases in server and bandwidth cost, payment processing cost and employee-related expenses.

•	Sales and marketing expenses were RMB522.3 million (US$74.4 million) for the third quarter of 2024, representing an increase of 14.2% from RMB457.3 million for the same quarter of 2023, primarily due to increased advertising expenses mainly resulting from the marketing campaigns launched during the Paris 2024 Olympic Games and the UEFA Euro 2024.

•	Research and development expenses were RMB464.2 million (US$66.1 million) for the third quarter of 2024, representing an increase of 12.0% from RMB414.4 million for the same quarter of 2023, primarily due to increased investments in technology.

•	General and administrative expenses were RMB286.4 million (US$40.8 million) for the third quarter of 2024, representing an increase of 30.5% from RMB219.4 million for the same quarter of 2023, primarily due to increased employee-related expenses.

Income from operations and adjusted income from operations

Income from operations was RMB330.2 million (US$47.1 million) for the third quarter of 2024, representing an increase of 26.5% from RMB261.0 million for the same quarter of 2023.

Adjusted income from operations was RMB605.3 million (US$86.2 million) for the third quarter of 2024, representing an increase of 10.2% from RMB549.4 million for the same quarter of 2023.

Net income and adjusted net income

Net income was RMB463.8 million (US$66.1 million) for the third quarter of 2024, representing an increase of 8.9% from RMB425.7 million for the same quarter of 2023.

Adjusted net income was RMB738.9 million (US$105.3 million) for the third quarter of 2024, representing an increase of 3.5% from RMB714.1 million for the same quarter of 2023.

Net income per American depositary share (“ADS”) and adjusted net income per ADS

Basic and diluted net income per ADS attributable to ordinary shareholders for the third quarter of 2024 were RMB1.06 (US$0.15) and RMB1.03 (US$0.15), respectively, compared to basic and diluted net income per ADS of RMB0.98 and RMB0.95 for the same quarter of 2023.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders3 for the third quarter of 2024 were RMB1.68 (US$0.24) and RMB1.64 (US$0.23), respectively, compared to adjusted basic and diluted net income per ADS of RMB1.64 and RMB1.59 for the same quarter of 2023.

Net cash provided by operating activities

Net cash provided by operating activities was RMB812.3 million (US$115.8 million) for the third quarter of 2024, relatively stable compared to that of RMB812.6 million for the same quarter of 2023.

Cash position

Balance of cash and cash equivalents, short-term time deposits and short-term investments was RMB14,599.5 million (US$2,080.4 million) as of September 30, 2024.

Share Repurchase Program

In August 2024, the Company’s board of directors authorized a new share repurchase program effective from August 29, 2024 for a 12-month period, under which the Company may repurchase up to US$150 million of its shares (including in the form of ADSs). This share repurchase program operates in conjunction with the previous share repurchase program that became effective on March 20, 2024 for a 12-month period, under which the Company may repurchase up to US$200 million of its shares (including in the form of ADSs).

Outlook

For the fourth quarter of 2024, the Company currently expects its total revenues to be between RMB1.795 billion and RMB1.81 billion, representing a year-on-year increase of 13.6% to 14.6%. This forecast reflects the Company’s current views on the market and operational conditions in China, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Conference Call Information

The Company will host a conference call at 7:00AM U.S. Eastern Time on Wednesday, December 11, 2024 (8:00PM Beijing Time on Wednesday, December 11, 2024) to discuss the financial results.

Participants are required to pre-register for the conference call at: https://register.vevent.com/register/BI637f58180286482692b41611b0e8df0a

Upon registration, participants will receive an email containing participant dial-in numbers and unique personal PIN. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.zhipin.com.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the exchange rate of RMB7.0176 to US$1.00 on September 30, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as adjusted income from operations, adjusted net income, adjusted net income attributable to ordinary shareholders, adjusted basic and diluted net income per ordinary share attributable to ordinary shareholders and adjusted basic and diluted net income per ADS attributable to ordinary shareholders as supplemental measures to review and assess operating performance. The Company defines these non-GAAP financial measures by excluding the impact of share-based compensation expenses, which are non-cash expenses, from the related GAAP financial measures. The Company believes that these non-GAAP financial measures help identify underlying trends in the business and facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP information used by other companies. The non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for most directly comparable GAAP financial measures. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures has been provided in the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About KANZHUN LIMITED

KANZHUN LIMITED operates the leading online recruitment platform BOSS Zhipin in China. The Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

For investor and media inquiries, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

PIACENTE FINANCIAL COMMUNICATIONS

Email: kanzhun@tpg-ir.com

KANZHUN LIMITED

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except share and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Online recruitment services to enterprise customers	1,591,500	1,889,102	269,195	4,322,379	5,465,912	778,886
Others	15,136	22,473	3,202	49,418	66,159	9,428
Total revenues	1,606,636	1,911,575	272,397	4,371,797	5,532,071	788,314
Operating cost and expenses
Cost of revenues(1)	(267,529)	(314,026)	(44,748)	(785,015)	(925,997)	(131,954)
Sales and marketing expenses(1)	(457,341)	(522,268)	(74,423)	(1,557,772)	(1,646,707)	(234,654)
Research and development expenses(1)	(414,429)	(464,151)	(66,141)	(1,113,404)	(1,375,449)	(196,000)
General and administrative expenses(1)	(219,428)	(286,432)	(40,816)	(587,000)	(818,114)	(116,580)
Total operating cost and expenses	(1,358,727)	(1,586,877)	(226,128)	(4,043,191)	(4,766,267)	(679,188)
Other operating income, net	13,078	5,485	782	30,113	26,581	3,788
Income from operations	260,987	330,183	47,051	358,719	792,385	112,914
Interest and investment income, net	164,677	158,948	22,650	443,348	468,818	66,806
Foreign exchange (loss)/gain	(517)	(29)	(4)	2,291	64	9
Other income, net	32,444	36,948	5,265	36,973	36,425	5,191
Income before income tax expenses	457,591	526,050	74,962	841,331	1,297,692	184,920
Income tax expenses	(31,874)	(62,223)	(8,867)	(73,354)	(174,891)	(24,922)
Net income	425,717	463,827	66,095	767,977	1,122,801	159,998
Net loss attributable to non-controlling interests	-	4,545	648	-	12,255	1,746
Net income attributable to ordinary shareholders of KANZHUN LIMITED	425,717	468,372	66,743	767,977	1,135,056	161,744
Weighted average number of ordinary shares used in computing net income per share
— Basic	870,358,529	883,762,119	883,762,119	868,329,404	884,476,469	884,476,469
— Diluted	899,718,677	906,841,729	906,841,729	902,411,551	912,733,094	912,733,094
Net income per ordinary share attributable to ordinary shareholders
— Basic	0.49	0.53	0.08	0.88	1.28	0.18
— Diluted	0.47	0.52	0.07	0.85	1.24	0.18
Net income per ADS(2) attributable to ordinary shareholders
— Basic	0.98	1.06	0.15	1.77	2.57	0.37
— Diluted	0.95	1.03	0.15	1.70	2.49	0.35

(1)  Include share-based compensation expenses as follows:

	For the three months ended September 30,			For the nine months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	12,016	10,836	1,544	34,978	33,252	4,738
Sales and marketing expenses	68,065	67,505	9,619	192,595	209,459	29,848
Research and development expenses	108,507	102,659	14,629	304,937	315,332	44,934
General and administrative expenses	99,780	94,067	13,404	227,051	307,444	43,810
Total	288,368	275,067	39,196	759,561	865,487	123,330

(2)  Each ADS represents two Class A ordinary shares.

KANZHUN LIMITED

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2023	September 30, 2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	2,472,959	2,816,158	401,299
Short-term time deposits	6,922,803	5,757,701	820,466
Short-term investments	3,513,885	6,025,604	858,642
Accounts receivable, net	16,727	29,124	4,150
Inventories	-	2,865	408
Amounts due from related parties	3,966	9,061	1,291
Prepayments and other current assets	442,697	506,602	72,190
Total current assets	13,373,037	15,147,115	2,158,446
Non-current assets
Property, equipment and software, net	1,793,488	1,804,596	257,153
Intangible assets, net	8,093	261,677	37,289
Goodwill	5,690	6,528	930
Right-of-use assets, net	282,612	357,728	50,976
Long-term investments	2,473,128	1,235,774	176,096
Other non-current assets	4,000	-	-
Total non-current assets	4,567,011	3,666,303	522,444
Total assets	17,940,048	18,813,418	2,680,890
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	629,216	81,438	11,605
Deferred revenue	2,794,075	3,071,565	437,695
Other payables and accrued liabilities	779,046	644,624	91,858
Operating lease liabilities, current	155,014	192,097	27,374
Total current liabilities	4,357,351	3,989,724	568,532
Non-current liabilities
Operating lease liabilities, non-current	125,079	166,451	23,719
Deferred tax liabilities	28,425	23,490	3,347
Total non-current liabilities	153,504	189,941	27,066
Total liabilities	4,510,855	4,179,665	595,598
Total shareholders’ equity	13,429,193	14,633,753	2,085,292
Total liabilities and shareholders’ equity	17,940,048	18,813,418	2,680,890

KANZHUN LIMITED

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the three months ended September 30,			For the nine months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	812,554	812,290	115,750	2,120,172	2,586,387	368,557
Net cash used in investing activities	(1,058,781)	(698,000)	(99,464)	(9,449,149)	(1,293,771)	(184,361)
Net cash (used in)/provided by financing activities	(43,826)	(753,763)	(107,410)	25,129	(940,188)	(133,976)
Effect of exchange rate changes on cash and cash equivalents	(6,096)	(16,759)	(2,389)	(3,356)	(9,229)	(1,315)
Net (decrease)/increase in cash and cash equivalents	(296,149)	(656,232)	(93,513)	(7,307,204)	343,199	48,905
Cash and cash equivalents at beginning of the period	2,740,769	3,472,390	494,812	9,751,824	2,472,959	352,394
Cash and cash equivalents at end of the period	2,444,620	2,816,158	401,299	2,444,620	2,816,158	401,299

KANZHUN LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except share and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	260,987	330,183	47,051	358,719	792,385	112,914
Add: Share-based compensation expenses	288,368	275,067	39,196	759,561	865,487	123,330
Adjusted income from operations	549,355	605,250	86,247	1,118,280	1,657,872	236,244

Net income	425,717	463,827	66,095	767,977	1,122,801	159,998
Add: Share-based compensation expenses	288,368	275,067	39,196	759,561	865,487	123,330
Adjusted net income	714,085	738,894	105,291	1,527,538	1,988,288	283,328

Net income attributable to ordinary shareholders of KANZHUN LIMITED	425,717	468,372	66,743	767,977	1,135,056	161,744
Add: Share-based compensation expenses	288,368	275,067	39,196	759,561	865,487	123,330
Adjusted net income attributable to ordinary shareholders of KANZHUN LIMITED	714,085	743,439	105,939	1,527,538	2,000,543	285,074
Weighted average number of ordinary shares used in computing adjusted net income per share (Non-GAAP)
— Basic	870,358,529	883,762,119	883,762,119	868,329,404	884,476,469	884,476,469
— Diluted	899,718,677	906,841,729	906,841,729	902,411,551	912,733,094	912,733,094
Adjusted net income per ordinary share attributable to ordinary shareholders
— Basic	0.82	0.84	0.12	1.76	2.26	0.32
— Diluted	0.79	0.82	0.12	1.69	2.19	0.31
Adjusted net income per ADS attributable to ordinary shareholders
— Basic	1.64	1.68	0.24	3.52	4.52	0.64
— Diluted	1.59	1.64	0.23	3.39	4.38	0.62